TABLE OF CONTENTS

SCHEDULE 14A
(Rule 14a)
INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934
(Amendment No.)

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[X] Definitive Proxy Statement
[ ] Definitive Additional Materials
[ ] Soliciting Material Pursuant to §240.14a-12

THE PROGRESSIVE CORPORATION

(Name of Registrant as Specified in its Charter)

XXXXXXXXXXXXXXXX
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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[PROGRESSIVE LOGO]

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD APRIL 21, 2000

Notice is hereby given that the Annual Meeting of Shareholders of The Progressive Corporation will be held at 6671 Beta Drive, Mayfield Village, Ohio, on Friday, April 21, 2000, at 10:00 a.m., Cleveland time, for the following purposes:

1. To elect five directors; and

2. To transact such other business as may properly come before the meeting.

Only shareholders of record at the close of business on February 29, 2000, will be entitled to notice of and to vote at said meeting or any adjournment thereof.

By Order of the Board of Directors.

R. STEVEN KESTNER, *Secretary*

March 16, 2000

Shareholders who do not expect to attend the meeting in person are urged to date and sign the enclosed proxy and return it in the enclosed postage-paid envelope.

THE PROGRESSIVE CORPORATION

PROXY STATEMENT

This statement is furnished in connection with the solicitation of proxies for use at the Annual Meeting of Shareholders of The Progressive Corporation, an Ohio corporation ("Company"), to be held at 10:00 a.m., Cleveland time, on Friday, April 21, 2000, at 6671 Beta Drive, Mayfield Village, Ohio 44143, and at any adjournment thereof. This statement and the accompanying proxy, together with the Company's Annual Report to Shareholders for the fiscal year ended December 31, 1999, will be sent to shareholders on or about March 20, 2000.

The close of business on February 29, 2000, has been fixed as the record date for the determination of shareholders entitled to notice of and to vote at the meeting. At that date, the Company had outstanding 72,993,722 Common Shares, each of which will be entitled to one vote.

ITEM 1: ELECTION OF DIRECTORS

The Company's Code of Regulations provides that the number of directors be fixed at no fewer than five or more than twelve. The number of directors has been fixed at twelve and there are currently eleven directors on the Board. Jeffrey D. Kelly has been nominated to become the twelfth director. The Code of Regulations provides that the directors are to be divided into three classes as nearly equal in number as possible and that the classes are to be elected for staggered terms of three years each. Directors of one class are elected annually. At the meeting, the shares represented by the proxies obtained hereby, unless otherwise specified, will be voted for the election of Charles B. Chokel, Stephen R. Hardis, Janet Hill and Norman S. Matthews as directors, each to serve for a three-year term expiring at the 2003 Annual Meeting and the election of Mr. Kelly as a director to serve a two-year term expiring at the 2002 Annual Meeting and until their respective successors are duly elected and qualified. If Mr. Kelly is elected as a director, no vacancies will remain on the Board. If, by reason of death or other unexpected occurrence, any one or more of the nominees herein named should not be available for election, the proxies will be voted for such substitute nominee(s), if any, as the Board of Directors may propose. Proxies cannot be voted at the Annual Meeting for a greater number of persons than the five nominees named in this proxy statement. No shareholder nominations for the election of directors have been received within the time period required by Section 13 of Article II of the Code of Regulations.

If notice in writing is given by any shareholder to the President, a Vice President or Secretary not less than 48 hours before the time fixed for holding the Annual Meeting that he desires that the voting for election of directors shall be cumulative, and if an announcement of the giving of such notice is made upon the convening of such meeting by the Chairman or Secretary or by or on behalf of the shareholder giving such notice, each shareholder shall have the right to cumulate such voting power as he possesses at such election and to give one nominee a number of votes equal to the number of directors to be elected multiplied by the number of shares he holds, or to distribute such number of votes among two or more nominees, as he sees fit. If the enclosed proxy is executed and returned and

voting for the election of directors is cumulative, the persons named in the enclosed proxy will have the authority to cumulate votes and to vote the shares represented by such proxy, and by other proxies held by them, so as to elect as many of the five nominees named below as possible.

The following information is set forth with respect to each person nominated for election as a director and for those directors whose terms will continue after the Annual Meeting. Unless otherwise indicated, each such nominee or director has held the principal occupation indicated for more than the last five years. Each such nominee, except Mr. Kelly, is currently a director of the Company.

Nominees for Election at the Annual Meeting

Name	Age	Principal Occupation and Last Five Years' Business Experience	Director Since	Term Expires
Jeffrey D. Kelly (1)	46	Executive Vice President, National City Corporation, Cleveland, Ohio (commercial banking)	—	2002
Charles B. Chokel (2)	46	Chief Executive Officer – Investments and Capital Management of the Company since January 1999; Chief Financial Officer prior to January 1999; Treasurer prior to December 1998	1999	2003
Stephen R. Hardis (3)	64	Chairman of the Board and Chief Executive Officer, Eaton Corporation, Cleveland, Ohio (manufacturing) since January 1996 and September 1995, respectively; Vice Chairman, Eaton Corporation prior to January 1996; Chief Financial and Administrative Officer, Eaton Corporation prior to September 1995	1988	2003
Janet Hill (4)	52	President, Staubach Alexander Hill, LLC, Washington, D.C. (commercial real estate consulting) and Vice President, Alexander & Associates, Inc., Washington, D.C. (management consulting)	1995	2003
Norman S. Matthews (5)	67	Consultant, New York, New York	1981	2003

Directors whose terms will continue after the Annual Meeting

Name	Age	Principal Occupation and Last Five Years' Business Experience	Director Since	Term Expires
B. Charles Ames (6)	74	Partner, Clayton, Dubilier & Rice, Inc., New York, New York (investment banking)	1983	2001
Peter B. Lewis (7)	66	President and Chairman of the Board; Chief Executive Officer of the Company since January 2000 and prior to January 1999; Chief Executive Officer – Insurance Operations during 1999; President, Chairman of the Board and Chief Executive Officer of Progressive Casualty Insurance Company	1965	2001
Glenn M. Renwick	44	Chief Executive Officer – Insurance Operations of the Company since January 2000; Chief Information Officer since January 1998; Consumer Marketing Process Leader from March 1996 to December 1997; Director of Consumer Marketing prior to March 1996	1999	2001
Donald B. Shackelford (8)	67	Chairman of the Board, Fifth Third Bank of Central Ohio, Columbus, Ohio (commercial bank) since June 1998 (successor to State Savings Bank); Chairman of the Board, State Savings Bank, Columbus, Ohio (savings bank) prior to June 1998	1976	2001
Milton N. Allen (9)	72	Director of various companies	1978	2002
James E. Bennett III	56	Senior Executive Vice President, KeyCorp, Cleveland, Ohio (banking) since May 1998; Director and Senior Partner, McKinsey & Company, Inc., Cleveland, Ohio (management consulting) prior to May 1998	1998	2002

Name	Age	Principal Occupation and Last Five Years' Business Experience	Director Since	Term Expires
Charles A. Davis (10)	51	Vice Chairman, Marsh & McLennan Companies, Inc., New York, New York (global professional services firm) since September 1999; President and Chief Executive Officer, Marsh & McLennan Capital, Inc., New York, New York (global private equity firm) since April 1998; Limited Partner, Goldman Sachs Group L.P., New York, New York (investment banking) prior to April 1998	1996	2002

(1) Mr. Kelly is also a director of National Processing Co., Inc., which is publicly held.

(2) Mr. Chokel is also a director of The Plymouth Rock Company, a privately held company in which the Company holds a 24.4% equity interest, and G & L Holding Group, Inc., a privately held company in which the Company holds a 24.9% equity interest.

(3) Mr. Hardis is also a director of Nordson Corporation, Lexmark International, Inc., American Greetings Corporation, KeyCorp and Marsh & McLennan Companies, all of which, as well as Eaton Corporation, are publicly held.

(4) Ms. Hill is also a director of Wendy's International, Inc., Dean Foods Company, Nextel Communications, Inc. and the First Union Bank of Virginia, Maryland and the District of Columbia, which are publicly held.

(5) Mr. Matthews is also a director of Lechters, Inc., Toys "R" Us, Sunoco, Inc. and Finlay Fine Jewelry, Inc., which are publicly held.

(6) Mr. Ames is also a director of Riverwood International, Inc. and Lexmark International, Inc., which are publicly held, and Remington Arms Co., which is privately held.

(7) Mr. Peter B. Lewis is also an officer and director of other subsidiaries of the Company. Mr. Daniel R. Lewis, an executive officer of the Company, is the brother of Mr. Peter Lewis.

(8) Mr. Shackelford is also a director of The Limited, Inc., Intimate Brands, Inc. and Fifth Third Bancorp of Cincinnati, which are publicly held.

(9) Mr. Allen is also a director of Phoenix Venture Partners and Del Rio Investment Corporation, which are privately held.

(10) Mr. Davis is also a director of Lechters, Inc., Media General, Inc. and Merchants Bancshares, Inc., which are publicly held, and MMC Bancorp and Seneca Insurance Company, Inc., which are privately held.

Six meetings of the Board of Directors were held during 1999.

The Board has named an Executive Committee, an Audit Committee, an Investment and Capital Committee and an Executive Compensation Committee, as described below. The Board has not designated a nominating committee.

Messrs. Allen, Hardis and Lewis are the current members of the Board's Executive Committee, which exercises all powers of the Board between Board meetings, except the power to fill vacancies on the Board or its committees. During 1999, the Executive Committee adopted resolutions by written action pursuant to Ohio corporation law on seven occasions.

Messrs. Davis, Hardis and Lewis are the current members of the Board's Investment and Capital Committee, which monitors and advises the Company on its investment and capital management practices. If elected, Mr. Kelly will also be a committee member. In addition, Mr. Chokel, although not a committee member, attends every meeting of the committee as the Company's Chief Executive Officer - Investments and Capital Management. The Investment and Capital Committee was established in December 1999 to be effective January 2000.

Ms. Hill and Messrs. Allen and Ames are the current members of the Board's Audit Committee, which assures that organization, policies, controls and systems are in place to monitor performance; provides an independent channel to receive appropriate communications from employees, auditors, legal counsel, bankers and consultants; and monitors the public release of financial information. The Audit Committee met seven times during 1999.

Messrs. Bennett, Matthews and Shackelford are the current members of the Board's Executive Compensation Committee, which monitors and directs the administration of the Company's executive compensation program, including the various cash and stock incentive programs in which officers and employees of the Company participate. During 1999, the Executive Compensation Committee met five times and adopted resolutions by written action pursuant to Ohio corporation law on four occasions.

Certain Relationships and Related Transactions

On April 23, 1999, the Company sold its corporate airplane, a Canadair Challenger 601-1A, to a company independently owned by Peter B. Lewis. The airplane was sold to Mr. Lewis for $12.1 million, the fair market value as determined by Jet Perspectives, Inc., an independent aircraft appraiser. The net book value of the airplane was $6.9 million at the date of the sale. Operation of the airplane is supported by two pilots and a mechanic, who are employees of a subsidiary of the Company. Mr. Lewis reimburses the Company for the salaries and all other payroll costs of such employees and pays directly or reimburses the Company for all operating and other costs that the Company incurs in connection with the storage, maintenance, use and operation of the airplane. The Company reimburses Mr. Lewis at the rate of $3,567 per hour, the air charter rate for comparable aircraft (based on the quotes obtained from three air charter companies selected by Jet Perspectives, Inc.), for his use of the airplane on Company-related business or as a member of the Board of Directors.

Compensation Committee Interlocks and Insider Participation

Ms. Hill, Dr. Paul B. Sigler (a former director) and Messrs. Matthews and Shackelford served as members of the Company's Executive Compensation Committee during 1999. There are no Compensation Committee interlocks.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners. The following information is set forth with respect to persons known to management to be the beneficial owners, as of January 31, 2000, of more than 5% of the Company's Common Shares:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class
Peter B. Lewis 6300 Wilson Mills Road Mayfield Village, Ohio 44143	9,629,325(2)	13.1%
Ruane, Cunniff & Co., Inc. 767 Fifth Avenue Suite 4701 New York, New York 10153-4798	8,259,808(3)	11.3%
The TCW Group, Inc. 865 South Figueroa Street Los Angeles, California 90017	4,496,878(4)	6.2%
Davis Selected Advisers, L.P. 2949 East Elvira Road, Suite 101 Tucson, Arizona 85706	4,065,517(5)	5.6%

(1) Except as otherwise indicated, the persons listed as beneficial owners of the Common Shares have sole voting and investment power with respect to those shares. Certain of the information contained in this table, including related footnotes, is based on the Schedule 13G filings made by the beneficial owners identified herein.

(2) Includes 14,671 Common Shares held for Mr. Lewis by a trustee under the Company's Retirement Security Program, 495,100 Common Shares subject to currently exercisable stock options, 1,811,757 Common Shares held by Mr. Lewis as trustee of two trusts established for the benefit of his brother, 532,354 shares held by a charitable corporation of which Mr. Lewis serves as a trustee and an officer, and 796,149 Common Shares held by four limited partnerships in which Mr. Lewis is a general partner.

(3) The Common Shares are held in investment accounts maintained with Ruane, Cunniff & Co., Inc. as of December 31, 1999, and it disclaims any beneficial interest in such shares. Ruane, Cunniff & Co.,

Inc. has advised that it has sole voting power as to 5,491,306 of these shares, no voting power as to the balance of these shares, sole investment power as to 4,458,908 of these shares and shared investment power as to 3,800,900 of these shares.

(4) The Common Shares are held in investment accounts maintained with The TCW Group, Inc. as of December 31, 1999, and it disclaims any beneficial interest in such shares. The TCW Group, Inc. has advised that it has shared voting and investment power as to all these shares.

(5) The Common Shares are held in investment accounts maintained with Davis Selected Advisers, L. P. as of December 31, 1999, and it disclaims any beneficial interest in such shares. Davis Selected Advisers, L. P. has advised that it has sole voting and sole investment power as to all these shares.

Security Ownership of Management. The following information is set forth with respect to the Company's Common Shares beneficially owned as of January 31, 2000, by all directors and nominees for election as directors of the Company, each of the named executive officers and by all directors and executive officers of the Company as a group, as of December 31, 1999:

Name	Amount and Nature of Beneficial Ownership(1)	Percent of Class
Milton N. Allen	35,330(2)	*
B. Charles Ames	57,021(3)	*
Alan R. Bauer	71,972(4)	*
James E. Bennett III	2,279(5)	*
Charles B. Chokel	130,146(6)	*
Charles A. Davis	4,616(7)	*
W. Thomas Forrester	61,830(8)	*
Stephen R. Hardis	30,424(9)	*
Janet Hill	7,116(10)	*
Peter B. Lewis	9,629,325(11)	13.1%
Norman S. Matthews	34,817(12)	*
Robert J. McMillan	74,182(13)	*
Glenn M. Renwick	80,349(14)	*
Donald B. Shackelford	90,118(15)	*
All 21 Executive Officers and Directors as a Group	10,929,049(16)	14.7%

* Less than 1% of the outstanding Common Shares of the Company.

(1) Includes Common Shares held for executive officers under The Progressive Retirement Security Program and currently exercisable stock options held by directors and executive officers under various incentive plans maintained by the Company. Unless otherwise indicated below, beneficial

ownership of the Common Shares reported in the table is comprised of both sole voting power and sole investment power, or voting power and investment power that is shared with the spouse and/or minor children of the director or executive officer.

(2) Includes 2,400 Common Shares owned by Mr. Allen's wife, as to which shares he disclaims any beneficial interest, and 18,616 Common Shares subject to currently exercisable stock options.

(3) Includes 30,616 Common Shares subject to currently exercisable stock options.

(4) Includes 40,100 Common Shares subject to currently exercisable stock options and 1,939 Common Shares held under The Progressive Corporation Executive Deferred Compensation Plan, as to which shares Mr. Bauer has sole investment power but no voting power.

(5) Includes 1,279 Common Shares subject to currently exercisable stock options.

(6) Includes 85,700 Common Shares subject to currently exercisable stock options and 40,122 Common Shares held by Mr. Chokel as trustee of a family trust.

(7) Consists of 4,616 Common Shares subject to currently exercisable stock options.

(8) Includes 40,700 Common Shares subject to currently exercisable stock options and 9,000 Common Shares held by Mr. Forrester as trustee for three trusts established for the benefit of his children.

(9) Includes 24,616 Common Shares subject to currently exercisable stock options.

(10) Includes 6,616 Common Shares subject to currently exercisable stock options.

(11) See footnote 2 on page 6.

(12) Includes 18,616 Common Shares subject to currently exercisable stock options.

(13) Includes 41,100 Common Shares subject to currently exercisable stock options.

(14) Includes 55,700 Common Shares subject to currently exercisable stock options and 1,911 Common Shares held under The Progressive Corporation Executive Deferred Compensation Plan, as to which shares Mr. Renwick has sole investment power but no voting power.

(15) Includes 26,616 Common Shares subject to currently exercisable stock options and 6,831 Common Shares held by Mr. Shackelford as trustee of a trust established for the benefit of his daughter.

(16) Includes 1,173,691 Common Shares subject to currently exercisable stock options.

Section 16(a) Beneficial Ownership Reporting Compliance. The February 16, 1999 purchase of 1,400 shares by a partnership organized for the benefit of B. Charles Ames and members of his immediate family was reported in a Form 4 filed on May 27, 1999.

EXECUTIVE COMPENSATION

The following information is set forth with respect to the Company's Chief Executive Officers and the other four most highly compensated executive officers, each of whom was serving as an executive officer at December 31, 1999 (the "named executive officers"). The titles set forth below reflect positions held at December 31, 1999.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation Awards	
Name and Principal Position	Year	Salary ($)	Bonus(1) ($)	Other Annual Compensation ($)	Securities Underlying Options (#)	All Other Compensation(3) ($)
Peter B. Lewis	1999	$800,000	$ 924,480	$172,045(2)	35,200	$ 8,430
Chairman, President and	1998	800,000	1,657,800	243,405(2)	41,000	8,220
Chief Executive	1997	830,769	1,949,234	141,976(2)	73,600	7,770
Officer - Insurance Operations						
Charles B. Chokel	1999	397,116	805,648	—	17,600	7,928
Chief Executive Officer -	1998	375,000	654,375	—	17,500	7,888
Investments and	1997	383,654	833,967	—	28,200	16,378
Capital Management						
Glenn M. Renwick	1999	392,500	298,653	—	11,200	6,450
Chief Information	1998	333,077	604,535	—	9,400	6,852
Officer	1997	325,385	581,161	—	15,800	15,462
Robert J. McMillan	1999	370,384	294,085	—	10,500	6,157
Direct Business Leader	1998	333,077	604,535	—	9,400	26,177
	1997	325,385	565,519	—	15,800	32,966
W. Thomas Forrester	1999	370,384	282,233	—	10,500	6,239(4)
Treasurer and Chief	1998	333,077	604,535	—	9,400	5,860
Financial Officer	1997	325,385	565,519	—	15,800	5,545
Alan R. Bauer	1999	348,269	265,381	—	9,800	7,704
Internet Business Leader	1998	333,077	604,535	—	9,400	7,536
	1997	325,385	565,519	—	15,800	35,136

(1) Includes bonus amounts, if any, deferred under The Progressive Corporation Executive Deferred Compensation Plan.

(2) Other Annual Compensation includes $128,183, $191,420 and $108,124, in the form of personal use of corporate aircraft in 1999, 1998 and 1997, respectively, and $43,862 of tax advisory services in 1999.

(3) Except as otherwise disclosed, the reported amounts represent employer contributions made during 1999 under the Company's Retirement Security Program.

(4) In addition to contributions made under the Company's Retirement Security program, the reported amount includes a $305 anniversary award for 15 years of employment with the Company.

OPTION GRANTS IN LAST FISCAL YEAR

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation For Option Term	
Name	Number of Securities Underlying Options Granted(1) (#)	% of Total Options Granted to Employees in 1999	Exercise Price ($/share)	Expiration Date	5% ($)	10% ($)
Peter B. Lewis	35,200	7.4%	$142.00	12/31/08	$3,143,467	$7,966,162
Charles B. Chokel	17,600	3.7	142.00	12/31/08	1,571,733	3,983,081
Glenn M. Renwick	11,200	2.3	142.00	12/31/08	1,000,194	2,534,688
Robert J. McMillan	10,500	2.2	142.00	12/31/08	937,682	2,376,270
W. Thomas Forrester	10,500	2.2	142.00	12/31/08	937,682	2,376,270
Alan R. Bauer	9,800	2.1	142.00	12/31/08	875,170	2,217,852

(1) Options become exercisable January 1, 2004, subject to accelerated vesting and a “cash-out” provision upon the occurrence of any “change in control” of the Company or certain similar events described in both the Company’s 1989 Incentive Plan and the 1995 Incentive Plan.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at 12/31/99 (#) Exercisable/Unexercisable		Value of Unexercised In-the-Money Options at 12/31/99 ($) Exercisable/Unexercisable	
Peter B. Lewis	75,000	$8,345,363	Exercisable	401,900	Exercisable	$20,232,821
			Unexercisable	351,200	Unexercisable	6,422,925
Charles B. Chokel	—	—	Exercisable	59,700	Exercisable	2,787,118
			Unexercisable	125,300	Unexercisable	1,978,700
Glenn M. Renwick	—	—	Exercisable	42,600	Exercisable	2,041,543
			Unexercisable	71,600	Unexercisable	1,107,025
Robert J. McMillan	46,500	4,909,363	Exercisable	28,000	Exercisable	1,193,938
			Unexercisable	75,900	Unexercisable	1,150,775
W. Thomas Forrester	—	—	Exercisable	27,600	Exercisable	1,176,538
			Unexercisable	70,900	Unexercisable	1,107,025
Alan R. Bauer	—	—	Exercisable	27,000	Exercisable	1,150,713
			Unexercisable	70,200	Unexercisable	1,107,025

PENSION PLANS

Each of the named executive officers, as well as substantially all other full-time employees of the Company and its subsidiaries who were hired before January 1, 1989 and satisfy certain other requirements, are eligible to participate in The Progressive Pension Plan (“Pension Plan”). The Pension Plan is a defined benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), is a qualified plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (“Code”), and is subject to the minimum funding standards of Section 412 of the Code.

Benefits payable under the Pension Plan are determined pursuant to a formula based upon a participant’s years of service with the Company and its subsidiaries, the participant’s average annual compensation not in excess of the Social Security taxable wage base during such years of service (“Average Earnings”) and Social Security benefits. For purposes of determining Average Earnings, the Pension Plan recognizes base salary, overtime earnings, cash bonuses and commissions. The benefit formula is: 2% of Average Earnings times years of service minus 50% of primary Social Security benefit for years of service through December 31, 1988, plus 1.3% of Average Earnings times years of service from January 1, 1989 through December 31, 1993.

Under the Pension Plan formula, participants accrue benefits over their years of service with the Company and its subsidiaries, and become fully vested in their accrued benefits under the Pension Plan upon (i) completion of five years of service (subject to certain break-in-service rules); (ii) attainment of age 65; or (iii) retirement on account of permanent and total disability.

The estimated net annual pensions (expressed as a life and 120-month certain annuity) payable upon retirement at normal retirement age (65) under the Pension Plan for each of the six named executive officers are as follows: Mr. Peter B. Lewis, $10,188; Mr. Chokel, $9,042; Mr. Renwick, $5,412; Mr. McMillan, $9,221; Mr. Forrester, $6,263; and Mr. Bauer, $8,905.

As of December 31, 1993, all benefit accruals under the Pension Plan were frozen. The Company now has a two-tiered Retirement Security Program (“RSP”). The RSP is a defined contribution pension plan within the meaning of ERISA and a qualified plan under the Code and covers all employees who meet requirements as to age and length of service. The first tier of the RSP provides employer contributions of 1% to 5% of annual eligible compensation up to the Social Security wage base, based on years of eligible service. The second tier is a long-term savings plan under which the Company matches, into a company stock account, amounts contributed to the Plan by each employee up to a maximum of 3% of the employee’s eligible compensation. All named executive officers are eligible to participate in the RSP, and contributions made by the Company on their behalf are included in “All Other Compensation” in the Summary Compensation Table on page 9.

Separation Plans

The named executive officers, as well as substantially all other regular, non-temporary employees of the Company and its subsidiaries, are eligible to participate in The Progressive Corporation Separation Allowance Plan (“Separation Plan”). The Separation Plan provides payments to eligible employees

whose employment is involuntarily terminated as a result of a reduction in force or a reorganization, as defined in the Separation Plan. Payments are based on compensation in effect immediately prior to termination and years of service and cannot exceed an aggregate of two years of compensation. The Separation Plan is a welfare benefit plan within the meaning of ERISA. All payments under the Separation Plan are made from the general assets of the Company and its subsidiaries. Individual employment or separation arrangements may supplement or supersede the Separation Plan in whole or in part.

Directors' Fees and Plans

Each member of the Board of Directors who is not an employee of the Company currently receives an annual director's fee of $8,000 ("Retainer Fee"). In addition, each such director receives fees for attendance at meetings of the Board and those committees of the Board of which he is a member ("Meeting Fee"). Directors currently receive $3,000 for attendance at each regular meeting of the Board and $1,000 for attendance at each special meeting, unless attendance is by telephone, in which case the fee is $500. Each member of a Board committee receives $750 for attendance at each meeting of a Board committee, except that the committee chairman receives $1,000 for attendance at each such meeting, unless attendance is by telephone, in which case the committee chairman receives $750 and the other members receive $500.

Each director of the Company who is not an employee of the Company participates in The Progressive Corporation Directors Deferral Plan, as amended ("Directors Deferral Plan"). Each participant in the Directors Deferral Plan may elect, annually, to defer receipt of all or a portion of his Meeting Fees for the following year until the date designated by the director in accordance with the plan. A participating director may elect to have such deferred fees credited to or allocated between (a) a cash account which will earn interest at a rate equal to the rate of interest on new three-month certificates of deposit, or (b) a stock account under which the deferred fees are converted into units equivalent in value and dividend rights to the Company's Common Shares. Account balances may not be transferred from one account to another. Account balances will be distributed in cash, in a lump sum or installments, when and as designated by the participating director at the time of election or, if earlier, upon the death of the director. All Retainer Fees are deferred, credited to a stock account and distributed in cash on a date designated by the participating director in accordance with the terms of the plan. All account balances of a director will be distributed to his beneficiary, upon his death. However, if any director ceases to serve as such for any reason other than death, disability or removal without cause prior to the expiration of his current term, all Retainer Fees credited to his stock account during such term are forfeited.

Each director who is not an employee of the Company is eligible to receive awards under The Progressive Corporation 1998 Directors' Stock Option Plan ("Directors' Stock Plan"). The Directors' Stock Plan authorizes the issuance of up to an aggregate of 200,000 Common Shares, subject to adjustment for stock splits and similar events. The option exercise price per Common Share equals the fair market value of the Common Shares on the date of grant. The term of each such stock option is ten

years commencing on the date of grant. Options become exercisable six months and one day following the date of grant and are not transferable. Upon the death of a participating director, his stock options may be exercised by his estate at any time during the one-year period immediately following the date of his death, to the extent then exercisable. During 1999, the Company granted stock options under this plan of 1,279 shares each to eight directors.

EXECUTIVE COMPENSATION COMMITTEE REPORT

Executive Compensation Policy

The Company's executive compensation program is administered under the direction of the Executive Compensation Committee of the Board of Directors (the "Committee"). The Committee is currently comprised of three independent, non-employee directors. We are sad to report that Dr. Paul B. Sigler, who served as the fourth member of the Committee, passed away unexpectedly on January 11, 2000.

The executive compensation program is designed to promote the following objectives:

- Attract, retain and motivate executives who can significantly contribute to the success of the Company.
- Reward the achievement of business objectives that have been approved by the Board.
- Provide a rational, consistent and competitive executive compensation system that is well understood by those to whom it applies.
- Tie a significant portion of executive compensation to the long-term performance of the Company's Common Shares.

The Committee believes that if these objectives are consistently achieved, shareholder value will be enhanced over time.

Executive Compensation Program

For 1999, the Company's executive compensation program was designed to base compensation on corporate, business unit and/or individual performance. Performance objectives and related measurements, as well as the compensation awards that would result from various levels of performance, were clearly defined in advance.

The executive compensation program consists of three components: salary, annual bonus and long-term incentives through equity-based awards. Variable compensation (consisting of annual bonus and equity-based awards) is a larger part of total compensation at more senior levels in the organization. For each executive officer, a target amount is established for each component of variable compensation. Target amounts are determined primarily by reference to data contained in national compensation surveys. These surveys include compensation data for a broad range of public companies in a variety of industries. Since the Company competes for executive level personnel on a nationwide basis with companies in a variety of industries, the compensation data utilized are not limited to companies included in the P/ C Group referred to on page 21. The Company's objective is to pay its executives competitive salaries (i.e. at or near the midpoint of the survey range of salaries for their respective positions) and to provide variable compensation that can take total direct compensation to or above the high end of the survey range for total direct compensation when the Company and, if applicable, the executive's assigned business unit meet or exceed challenging performance goals.

In addition to the executive compensation program, executive officers participate in the Company’s health and retirement plans which are available on the same basis to all regular employees of the Company who satisfy minimum eligibility requirements.

Salary Component

Executive officers receive a salary based on their responsibilities and potential at market levels indicated by the compensation survey data described above. The Company’s objective is to set executive salaries at or near the midpoint of the survey range of salaries for similar positions at other companies judged to be comparable. Salaries are reviewed annually and may be adjusted upward or downward for changes in those factors and the individual’s performance. Better performance generally results in an increased salary, subject to the limits of the salary range established by the Company. For executives who exceed expectations, some part of the increase may be paid in a single lump sum, as a merit cash award, rather than becoming a part of the future salary base.

Annual Bonus Component

In 1999, Messrs. Peter B. Lewis, Chokel, Renwick, McMillan and Forrester participated in the 1999 Executive Bonus Plan (“Executive Bonus Plan”). This Plan has been designed to reward participants appropriately for current corporate and/or business unit performance. Under the Executive Bonus Plan, a target annual bonus amount, which varied by position, was established for each participant. In 1999, Mr. Lewis’ target annual bonus amount equaled 135% of salary; for Mr. Chokel, the target was 125% of salary; for Messrs. Forrester and McMillan, the target was 100% of salary; and for Mr. Renwick, the target was 90% of salary. Mr. Renwick also participated in the Company’s 1999 Information Services Incentive Plan, with a target equal to 10% of salary.

Awards under the Executive Bonus Plan were determined by reference to one or more of the following quantitative components: a Core Business Profitability and Growth Component, a Business Segment Performance Component, a Cost Structure Improvement Component and an Investment Performance Component.

The Core Business Profitability and Growth Component measured overall operating performance of Progressive’s Personal Lines segment (excluding Midland Financial Group, Inc.) and commercial vehicle insurance business unit (collectively, the “Core Business”) for the Plan year. Performance was measured by a Gainsharing Matrix, which assigned a score to various combinations of profitability and growth outcomes. Under the Gainsharing Matrix, profitability was measured by comparing the Gainsharing Combined Ratio (“CR”) achieved by the Core Business against a target combined ratio, while growth was measured in terms of year-to-year change in net written premiums. The Business Segment Performance Component measured the performance of designated business segments in terms of any one or more of the following factors selected by the Committee: profitability (measured by the Gainsharing CR, return on equity or return on revenue) and growth (measured by net written premium, earned premium or revenues). A business segment may consist of a distribution channel, business unit, product, function, process or other business category, such as new or renewal business. For each such

factor, the Committee established the applicable criteria by which performance was to be measured, the goals to be achieved and the performance scores that would result from various levels of performance. The applicable criteria, related goals and resulting performance scores were set forth in a Business Segment Performance Matrix, as approved by the Committee.

The Cost Structure Improvement Component measured success in achieving cost structure improvement for the Core Business. For purposes of computing a performance score for this Component, cost structure improvement was measured by comparing the sum of the underwriting expense ratio and loss adjustment expense (“LAE”) ratio achieved for the Plan year against defined expense objectives for the year, as approved by the Committee. The Investment Performance Component compared the performance of individual segments of the Company’s investment portfolio against the range of performance results achieved by selected groups of comparable investment funds.

An appropriate combination of Bonus Components was selected for each participant, and the selected Bonus Components were weighted, based on such participant’s assigned responsibilities. The combination of the selected components, and their relative weightings, differed for each of the participating executives, depending on the nature and scope of their assigned responsibilities. A bonus award equal to the target annual bonus resulted if designated goals were met. Actual awards could range from 0% to 200% of the target annual bonus amount, depending on the extent to which performance fell short of or exceeded the designated goals.

The 1999 Information Services Incentive Plan provided participants with the opportunity to earn additional incentive compensation based on the Company’s performance in maintaining production systems in operation and available to meet production demands. Mr. Renwick and approximately 1,820 other information technology employees participated in this Plan during 1999.

In 1999, all other officers and qualified employees (approximately 18,650) of the Company, including seven executive officers, participated in the Company’s 1999 Gainsharing Plan (“Gainsharing Plan”). The Gainsharing Plan is substantially similar to the Executive Bonus Plan, but does not include an Investment Performance Component. Under the Gainsharing Plan, awards were based on success in achieving profitability and growth targets, as measured by the Gainsharing Matrix, for the Core Business and, except for corporate staff personnel, the individual participant’s business unit or product, as well as success in reducing underwriting and LAE expenses. In 1999, the Company’s Gainsharing Plan yielded a Performance Factor of .762, compared to 1998’s Performance Factor of 1.815. Generally, bonuses paid to the Company’s other executives and employees were less than half of those earned in 1998.

Long-Term Incentive Component

In 1999, the executive compensation program included long-term incentives through the grant of non-qualified stock options. This component is designed to encourage the long-term retention of key executives and to align executive compensation directly with the long-term enhancement of shareholder value. Stock option grants are intended to focus the executive on managing the Company from the

perspective of an owner. The named executive officers and approximately 471 other management employees of the Company received stock option awards in 1999.

The stock options have an exercise price which is equal to the market price of the Company's Common Shares on the date of grant, contain provisions which defer vesting of the options for up to five years and may be exercised at any time during the five years following vesting. The value of a stock option depends directly on the future performance of the Company's Common Shares, since it has value to the recipient only if and to the extent that the price of the Company's Common Shares increases above the option exercise price.

Stock option awards are normally made annually. A target award value, which varies by position, is established for each executive officer in order to bring total targeted compensation to the top of the survey range. In 1999, for the Company's executive officers, these target award values ranged from 150% to 275% of salary, depending on job classification. The target award value is then divided by a value per share developed through a modified Black-Scholes pricing model, to determine the number of option shares to be awarded. In 1999, the pricing model valued the stock options awarded to executive officers at $62.448 per share, which is 43.98% of the per share exercise price of $142.00. The following assumptions were used to derive the ratio: 10-year option term, .2940 annualized volatility rate, 5.12% risk free rate of return and .18% dividend yield, and an assumed annual attrition factor of 3% for each of the five years prior to vesting.

Chief Executive Officer Compensation

Peter B. Lewis, the Company's Chairman and Chief Executive Officer -Insurance Operations during 1999, received cash compensation in the amount of $1,724,480 for 1999, consisting of an annual salary of $800,000 and an annual bonus award of $924,480, in addition to the non-cash compensation disclosed in the Summary Compensation Table and related footnotes on page 9. Mr. Lewis' salary has been reduced from a high of $1,198,077 in 1991, because the Committee desires to place more emphasis on the variable components of executive pay.

Mr. Lewis' annual bonus target for 1999 was $1,080,000, an amount equal to 135% of his salary. For Mr. Lewis, 75% of his bonus target was based on the Core Business Profitability and Growth Component, 15% was based on the Core Business Cost Structure Improvement Component and 10% was based on the Investment Performance Component. For 1999, the Core Business Profitability and Growth Component was determined by a Gainsharing Matrix which measures profitability and growth in net written premiums for the Company's Core Business. In 1999, the Company's Core Business achieved a Gainsharing CR of 98.4, with 17% growth in net written premiums, resulting in a performance score of .843 for the Core Business Profitability and Growth Component. The Company achieved a score of .30 with respect to the Core Business Cost Structure Improvement Component, compared to a target of 1.0. In addition, the Investment Performance Component score was 1.788 compared to a target of 1.0. Applying the weighting factors to the performance scores for each of the components, and then combining the results, produced a Performance Factor of .856. Mr. Lewis therefore earned 85.6% of target, or $924,480, as his annual bonus. Mr. Lewis' 1999 bonus compensation was reduced from 1998's bonus compensation

of $1,657,800 and is directly the result of the lower Performance Factor achieved in 1999, as compared to Mr. Lewis' 1998 bonus Performance Factor of 1.535.

For the long-term incentive component of his compensation, on March 17, 1999, Mr. Lewis was awarded stock options to purchase 35,200 of the Company's Common Shares at an exercise price of $142.00 per share. This award vests on January 1, 2004, and was determined in accordance with the stock option formula described above.

Charles B. Chokel, the Company's Chief Executive Officer - Investments and Capital Management, received cash compensation in the amount of $1,202,764 for 1999, consisting of an annual salary of $397,116 and an annual bonus award of $805,648, in addition to the non-cash compensation disclosed in the Summary Compensation Table and related footnotes on page 9.

Mr. Chokel's annual bonus target for 1999 was $496,394, an amount equal to 125% of his salary. For Mr. Chokel, 15% of his bonus target was based on the Core Business Profitability and Growth Component, 15% was based on the Diversified Business Group Performance Component, and 70% was based on the Investment Performance Component. For 1999, the Core Business Profitability and Growth Component was determined by a Gainsharing Matrix which measures profitability and growth in net written premiums for the Company's Core Business. In 1999, the Company's Core Business achieved a Gainsharing CR of 98.4, with 17% growth in net written premiums, resulting in a performance score of .843 for the Core Business Profitability and Growth Component. The Company's Diversified Business Group achieved a return on revenue of 15.48%, with a Weighted Performance Score of 1.0, and a return on equity of 20.71%, with a Weighted Performance Score of .636, resulting in a performance score of 1.636 for this Component. In addition, the Investment Performance Component score was 1.788 compared to a target of 1.0. Applying the weighting factors to the performance scores for each of the Components, and then combining the results, produced a Performance Factor of 1.623. Mr. Chokel therefore earned 162.3% of target, or $805,648, as his annual bonus. In 1999, Mr. Chokel's bonus compensation was based 70% on the Company's investment performance results. This compares to his 1998 bonus which was based 70% on Core Business performance and 30% on investment performance, which yielded a combined Performance Factor of 1.396. As a result of improved investment performance results and the increased weighting of this Component in the overall bonus calculation, Mr. Chokel's 1999 bonus was higher than his 1998 bonus of $654,375.

For the long-term incentive component of his compensation, on March 17, 1999, Mr. Chokel was awarded stock options to purchase 17,600 of the Company's Common Shares at an exercise price of $142.00 per share. This award vests on January 1, 2004, and was determined in accordance with the stock option formula described above.

Omnibus Reconciliation Act of 1993

In 1993, the Internal Revenue Code of 1986 was amended by the Omnibus Budget Reconciliation Act of 1993 ("Budget Reconciliation Act"), which limits to $1 million per year the deduction allowed for Federal income tax purposes for compensation paid to the chief executive officer and the four other

most highly compensated executive officers of a public company ("Deduction Limit"). This Deduction Limit, which became effective in 1994, does not apply to compensation paid under a plan that meets certain requirements for "performance-based compensation." To qualify for this exception, (a) the compensation must be payable solely on account of the attainment of one or more pre-established objective performance goals; (b) the performance goals must be established by a compensation committee of the board of directors that is comprised solely of two or more "outside directors"; (c) the material terms of the performance goals must be disclosed to and approved by shareholders before payment; and (d) the compensation committee must certify in writing prior to payment that the performance goals and any other material terms have been satisfied.

Compensation attributable to a stock option award is deemed to satisfy the requirements for "performance-based compensation" if the award is made by a compensation committee comprised solely of two or more "outside directors," the plan under which the award has been granted is approved by shareholders and states the maximum number of shares with respect to which options may be granted to any employee during a specified period and, under the terms of the option, the amount of compensation the employee could receive is based solely on an increase in the value of the stock after the date of the award. Generally, the Deduction Limit does not apply to any compensation payable under a written contract that was in effect on February 17, 1993, or pursuant to a plan or arrangement approved by shareholders prior to December 20, 1993, provided certain requirements are met.

It is the Company's policy to structure its incentive compensation programs to satisfy the requirements for the "performance-based compensation" exception to the Deduction Limit and, thus, to preserve the full deductibility of all compensation paid thereunder, to the extent practicable. The Company's stock incentive plans, as well as the 1999 Executive Bonus Plan, have been submitted to and approved by the Company's shareholders. Compensation awards under these Plans are designed to satisfy the requirements of the "performance-based compensation" exception to the Deduction Limit. Salaries and any perquisites are subject to approval of the Committee, but will not be submitted to a vote of shareholders, and thus will not be deductible if and to the extent that such compensation exceeds $1 million per year for any such executive.

Summary

The Committee believes that executive compensation should be linked to the creation of shareholder value. The Company's executive compensation program thus includes significant long-term incentives, through equity-based awards, which are tied to the long-term performance of the Company's Common Shares. The Committee recognizes, however, that while stock prices may reflect corporate performance over the long term, other factors, such as general economic conditions and varying investors' attitudes toward the stock market in general, and specific industries in particular, may significantly affect stock prices at any point in time. Accordingly, the annual cash components of the program, consisting of salary and annual bonus, emphasize individual performance and the realization of defined business objectives, which are independent of short-range fluctuations in the stock price.

The executive compensation program thus has been designed to align executive compensation with both the Company's business goals and long-term shareholder interests. The Committee believes that the program, as implemented, is balanced and consistent with these objectives. The Committee will continue to monitor the operation of the program and cause the program to be adjusted and refined, as necessary, to ensure that it continues to support both corporate and shareholder goals.

EXECUTIVE COMPENSATION COMMITTEE

Donald B. Shackelford, Chairman
James E. Bennett III
Norman S. Matthews

PERFORMANCE GRAPH

The following performance graph compares the performance of the Company's Common Shares ("PGR") to the Standard & Poor's 500 Index ("S & P Index") and the Value Line Property/ Casualty Industry Group ("P/ C Group") for the last five years.

Cumulative Five-Year Total Return*

PGR, S&P Index, P/C Group
(Performance Results through 12/31/99)
Cumulative Total Return as of December 31 of each year
(assumes $100 was invested at the close of trading on December 31, 1994)

[PERFORMANCE GRAPH]

	PGR	S&P Index	P/C Group
1994	100.00	100.00	100.00
1995	140.36	137.50	140.52
1996	194.35	169.47	179.66
1997	346.74	226.03	277.08
1998	491.16	290.22	281.31
1999	212.57	351.20	234.89

*Assumes reinvestment of dividends.

Source: Value Line, Inc.

INDEPENDENT ACCOUNTANTS

At the meeting of the Board of Directors of the Company held on February 4, 2000, the Board selected PricewaterhouseCoopers LLP to serve as the independent accountants for the Company and its subsidiaries for 2000. Representatives of PricewaterhouseCoopers LLP are expected to be present at the Annual Meeting with the opportunity to make a statement about the Company's financial condition, if they desire to do so, and to respond to appropriate questions.

SHAREHOLDER PROPOSALS

Any shareholder who intends to present a proposal at the 2001 Annual Meeting of Shareholders for inclusion in the proxy statement and form of proxy relating to that meeting may do so in accordance with Securities and Exchange Commission Rule 14a-8 and is advised that the proposal must be received by the Secretary at the Company's principal executive offices located at 6300 Wilson Mills Road, Mayfield Village, Ohio 44143, not later than November 20, 2000. For those shareholder proposals which are not submitted in accordance with Rule 14a-8, the proxies designated by the Board may exercise their discretionary voting authority, without any discussion of the proposal in the Company's proxy materials, with respect to any proposal which is received by the Company after February 3, 2001.

SHAREHOLDER VOTE TABULATION

Votes will be tabulated by or under the direction of Inspectors of Election, who may be regular employees of the Company. The Inspectors of Election will certify the results of the voting at the Annual Meeting.

The director nominees who receive the greatest number of affirmative votes will be elected directors. Abstentions and broker non-votes thus will not affect the results of the election.

OTHER MATTERS

The solicitation of proxies is made by and on behalf of the Board of Directors. The cost of the solicitation, including the reasonable expenses of brokerage firms or other nominees for forwarding proxy materials to beneficial owners, will be borne by the Company. In addition to solicitation by mail, proxies may be solicited by telephone, telegraph or personally. The Company has engaged the firm of Morrow & Co., New York, New York, to assist it in the solicitation of proxies at an estimated cost of $16,000. Proxies may be solicited by directors, officers and employees of the Company without additional compensation.

If the enclosed proxy is executed and returned, the shares represented thereby will be voted in accordance with any specifications made therein by the shareholder. In the absence of any such specifications, the proxies will be voted to elect the five nominees named under "Election of Directors" above.

The presence of any shareholder at the meeting will not operate to revoke his proxy. A proxy may be revoked at any time insofar as it has not been exercised by giving written notice to the Company or in open meeting.

If any other matters shall properly come before the meeting, the persons named in the proxy, or their substitutes, will vote thereon in accordance with their judgment. The Board of Directors does not know at this time of any other matters that will be presented for action at the meeting.

AVAILABLE INFORMATION

The Company will furnish, without charge, to each person to whom a proxy statement is delivered, upon oral or written request, a copy of the Company's Annual Report on Form 10-K for 1999 (other than certain exhibits). Requests for such documents should be submitted in writing to Jeffrey W. Basch, Chief Accounting Officer, The Progressive Corporation, 6300 Wilson Mills Road, Mayfield Village, OH 44143, or by telephone at (440) 446-2851.

By Order of the Board of Directors.

R. Steven Kestner, *Secretary*

March 16, 2000

THE PROGRESSIVE CORPORATION

Proxy Solicited on Behalf of the Board of Directors for the Annual Meeting of Shareholders

The undersigned hereby appoints W. Thomas Forrester, R. Steven Kestner and Dane A. Shrallow, and each of them, with full power of substitution, as proxies for the undersigned to attend the Annual Meeting of Shareholders of The Progressive Corporation, to be held at 6671 Beta Drive, Mayfield Village, Ohio, at 10:00 a.m., Cleveland time, on April 21, 2000, and thereat, and at any adjournment thereof, to vote and act with respect to all Common Shares of the Company which the undersigned would be entitled to vote, with all power the undersigned would possess if present in person, as follows:

1. [ ] WITH or [ ] WITHOUT authority to vote (except as marked to the contrary below) for the election as directors of all five nominees listed below.

   Charles B. Chokel, Stephen R. Hardis, Janet Hill, Jeffrey D. Kelly and Norman S. Matthews

   (INSTRUCTION: To withhold authority to vote for any individual nominee, print that nominee's name on the space provided below.)

   ____

2. In their discretion, to vote upon such other business as may properly come before the meeting.

(Continued, and to be dated and signed, on the other side)

(Continued from the other side)

This proxy, when properly executed, will be voted as specified by the shareholder. If no specifications are made, this proxy will be voted to elect the nominees identified in Item 1 above.

Receipt of Notice of Annual Meeting of Shareholders and the related Proxy Statement dated March 16, 2000, is hereby acknowledged.

Date: ________________________________ , 2000

____

____

____

Signature of Shareholder(s)

Please sign as your name or names appear hereon. If shares are held jointly, all holders must sign. When signing as attorney, executor, administrator, trustee or guardian, please give your full title. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by authorized person.

Proxy Card